EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

June 06, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO MAY PRODUCTION REPORT

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; “Avino” or “the Company”) is pleased to announce the May 2013 production results from its San Gonzalo mine and Historic Avino Mine Surface stockpiles operations located on the Avino property near Durango, Mexico.

	Days of Operation	Total Mill Feed (metric tonnes)	Feed Grade Silver (g/t)	Feed Grade Gold (g/t)	Recovery Silver (%)	Recovery Gold (%)	Total Silver Produced (oz) Calculated	Total Gold Produced (oz) Calculated	Total Silver Eq. Produced (oz) Calculated	YTD Silver Eq. Produced Calculated
San Gonzalo (Circuit 1)	30	6,948	279	1.133	82	72	50,923	183	60,999	309,341
Historic Above Ground Stock Piles (Circuit 2)	30	5,917	84	0.701	64	51	10,264	68	14,023	23,588
Total		12,865					61,187	251	75,022	332,929

Silver equivalent for May was calculated using a 55:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

“We are encouraged to watch the operation at Avino grow and are excited to see what the coming months have in store as we continue to optimize our plant that is now operating at its current full capacity of 500 tonnes per day. We commend our team in Mexico for achieving the circuit 2 expansion on time and within budget.  Avino will continue to run a lean operation as we prepare for our next expansion scheduled for completion in 2014 that will bring the plant’s capacity to 1,500 tonnes per day”.

David Wolfin, President, CEO and Director of Avino Silver and Gold Mines Ltd.

San Gonzalo Production

Production numbers from January through May at San Gonzalo, as well as 2013 yearly totals are reported as follows:

	Jan-13	Feb-13	Mar-13	Apr-13	May-13	Monthly Change %	YTD SG
Total Mill Feed (dry tonnes)	6,392	6,418	6,913	6,460	6,948	7.6	33,130
Average Daily Throughput (tpd)	228	229	230	223	232	3.5	228.4
Days of Operation	28	28	30	29	30	3.4	145

	Jan-13	Feb-13	Mar-13	Apr-13	May-13	Monthly Change %	YTD SG
Feed Grade Silver (g/t)	315	306	307	274	279	1.8	296
Feed Grade Gold (g/t)	1.27	1.19	1.4	1.36	1.13	(16.9)	1.27
Bulk Concentrate (dry tonnes)	197	166	206	202	209	4.0	980
Bulk Concentrate Grade Silver (kg/t)	8.32	9.43	8.52	7.07	7.58	7.2	8.14
Bulk Concentrate Grade Gold (g/t)	29.1	30.4	34.5	31.7	27.3	(13.9)	30.6
Recovery Silver (%)	81	80	83	81	82	1.2	81
Recovery Gold (%)	70	66	73	73	72	1.4	71
Mill Availability (%)	91.1	99	96.7	96.1	97.2	1.1	95.7
Total Silver Produced (kg)	1,638	1,565	1,758	1,428	1,584	10.9	7,972
Total Gold Produced (g)	5,722	5,036	7,117	6,411	5,698	(11.1)	29,984
Total Silver Produced (oz) calculated	52,779	50,315	56,513	45,899	50,923	10.9	256,429
Total Gold Produced (oz) calculated	184	162	229	206	183	(11.2)	964
Total Silver Equivalent Produced (oz)	62,781	59,228	69,098	57,235	60,999	6.6	309,341

Silver equivalent was calculated using a 55:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales.  Year-to-date and calculated figures may not add up due to rounding.

San Gonzalo May Notes

•	Tonnes milled increased over April because of one additional operating day;
•	Gold grade decreased in April resulting in decreased gold production;
•	Silver feed grade was steady, higher tonnage processed resulted in higher silver production.

Circuit 2 Production (Historic Above Ground Stockpiles)

Milling operations continued at the new circuit 2 with the processing of existing surface stock piles left from past mining of the main Avino vein (see news release dated May 13 2013). Prior to the San Gonzalo mine commencing production at the beginning of Q4 2012, mill circuit 1 was used to process material from the same stockpiles. Select production data from Q3 2012 (Circuit 1) compared to production thus far in Q2 2013 using Circuit 2 is presented below:

Q3 2012 – Circuit 1				Q2 2013 – Circuit 2
	Jul 2012	Aug 2012	Sept 2012	April 2013	May 2013	YTD 2013
Total mill feed – (dry tonnes)	6,052	6,528	7,435	4,040	5,917	9,957
Days of Operation	29.5	30	30	19	30	49
Feed grade Silver - g/t	71.74	77.37	71.74	73	84.23	80
Feed grade Gold - g/t	1.36	1.06	0.86	0.791	0.701	0.74
Bulk concentrate – (dry tonnes)	84.9	115.44	123.62	49.84	66.05	116
Bulk Concentrate Grade Silver (kg/t)	2.991	3.015	2.983	3.977	4.833	4.47
Bulk Concentrate Grade Gold (g/t)	49.47	33.79	30.85	35.3	32.19	33.5
Recovery Silver (%)	58.5	68.9	67.7	67	64.06	65
Recovery Gold (%)	51	56.4	58.5	55	51.29	53
Mill availability (%)	95	97	97	63	83
Total Silver Produced (oz) calculated	8,164	11,189	11,671	6,373	10,264	16,637
Total Gold Produced (oz) calculated	135	125	121	57	68	125
Total Silver Eq. Produced (oz) calculated	14,914	17,439	17,721	9,484	14,023	23,588

Silver equivalent for July through September 2012 was calculated using a 50:1 ratio for silver to gold, for the months of April and May a 55:1 ratio was used. (The ratio was changed to reflect more current gold and silver prices.) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales.

Circuit 2 May Notes

•	Mill availability improved over April but was still less than circuit 1;
•	Mill liners were changed and replaced with new rubber liners;
•	Issues with the ball mill drive shaft were discovered and corrected;
•	Feed grade and recoveries were within budget.

Quality Assurance/Quality Control

Mill assays are performed at the lab onsite at the mine. Check samples are verified by SGS laboratory Services in Durango, Mexico.  Concentrate shipments are assayed at AH Knight in Manzanillo, Mexico.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release

About Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.